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SEC Mail Processing Section

DEC 26 2017

Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUATTRO M SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

735 RIDGEFIELD ROAD

(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Mauro 203-210-5422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP

(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Rd Suite 115E	Melville	N.Y.	11747
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 DEC -8 PM 1:47 SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B

OATH OR AFFIRMATION

I, Eugene L. Mauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUATTRO M SECURITIES INC, as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANDREW KIRWIN
Notary Public, State of New York
No. [illegible]
Qualified in Westchester County
Commission Expires [illegible] 19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Exemption from Section 240.15c3-3 etc.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) CPA's supplemental report.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Quattro M Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quattro M Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
December 15, 2017

Nawrocki Smith LLP

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Quattro M Securities, Inc.:

We have audited the accompanying statement of financial condition of Quattro M Securities, Inc. (the "Company") as of September 30, 2017, and the related statement of operations and retained earnings, changes in stockholders' equity, statement of changes in subordinated liabilities and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Quattro M Securities, Inc.'s financial statements. The supplementary information is the responsibility of Quattro M Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
December 15, 2017

Nawrocki Smith LLP

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

For The Fiscal Year Ended September 30, 2017

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As at September 30, 2017

ASSETS

Current Assets		
Cash in bank	$160,151	
Deposit with Clearing Organization	150,635	
Commissions Receivable - Clearing Corp.	508,632	$819,418
Other Assets		
Other Receivables		78,304
Due from Adler Coleman, bankrupt		75,591
		153,895
TOTAL ASSETS		**$973,313**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses and accounts payable		$ 109,645
Total Liabilities		$ 109,645
Stockholders' Equity		
Capital Stock Issued:		
200 shares authorized - NPV		
100 shares issued & outstanding	$ 500	
Paid In Surplus:	299,500	
Retained earnings:	563,668	
Total Stockholders' Equity		**$ 863,668**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 973,313**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Fiscal Year ended September 30, 2017

Income	
Commissions and floor brokerage	$ 4,674,958
Interest earned on firm deposit and clearance accounts and other revenue	637
Total Income	**$ 4,675,595**
Operating Expenses	
Officer compensation	200,000
Employees' compensation and benefits	1,563,294
Selling, general and admin expenses	2,332,267
Regulatory fees and expenses	406,398
Commissions paid	92,761
Total Operating Expense	**$ 4,594,720**
Net income for Year	**$ 80,875**
Retained Earnings - October 1, 2016	482,793
Retained Earnings - September 30, 2017	**$ 563,668**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Fiscal Year ended September 30, 2017

Balance - Beginning of Year	**$632,793**
Net Income per Exhibit B	80,875
Addition to Paid in Surplus	150,000
Stockholder's Equity - End of Year	**$863,668**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

QUATTRO M SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

For the Fiscal Year ended September 30, 2017

Balance - Beginning of Year	$ -0-
Qualified debt paid during year	-0-
Balance - End of Year	$ -0-

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Fiscal Year ended September 30, 2017

Cash Flows from Operating Activities	
Net Income per Exhibit B:	$ 80,875
Changes in Assets & Liabilities:	
Increase in commissions receivable	(150,881)
Increase in other assets	(29,175)
Decrease in accrued expenses and accounts payable	35,801
Increase in deposit with clearing corp	(635)
Net Cash - Operating Activities (Decrease):	($ 64,015)
Contribution to paid in surplus increase	150,000
Net changes in cash equivalents increase	85,985
Cash Balance - Beginning of Year:	$ 74,166
Cash Balance - Ending of Year:	$ 160,151

Supplemental disclosure of cash flow information:
Cash paid during year for:

Interest	$ 332
Corporation income & franchise taxes	-0

The accompanying notes to financial statements are an integral part of this report.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

Note 1 - Date of Incorporation - The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 735 Ridgefield Road, Wilton, CT 06897. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Industrial and Commercial Bank of China Financial Services, LLC, on a fully disclosed basis.

Note 2 - Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 735 Ridgefield Road, Wilton, CT 06897.

Note 3 - Insurance -- The Corporation maintains a renewable Stockholders Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 4 - Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2017 the Corporation had net capital of $709,773.

Note 5 - Other Assets - The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy and other non current receivables, of $153,895. No allowance for bad debts is made on this receivable, which is excluded from net capital.

Note 6 - Related Parties - The offices of the Company are located in the home owned by a family member of the President of the Company. The rent charges include utilities and other related

expenses which are paid for by the Company's funds. During the year ended September 30, 2017, rent expense incurred by the Company totaled $24,000.

Note 7 - Subsequent Events - The Company performed an evaluation of events that have occurred subsequent to September 30, 2017, and through December 15, 2017, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2017.

SCHEDULE 1.

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As at September 30, 2017

Computation of Net Capital

Total Stockholders' Equity - Exhibit A	$ 863,668
Subordinated debt	-0-
	863,668
Less: Non-allowable assets	153,895
Net Capital	**$ 709,773**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 7,310
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 702,463
Percentage of Aggregate Indebtedness to Net Capital	15.45%

No material difference exists between our Audit Report for the fiscal year ending September 30, 2017 and the Focus Report X-17A-5 as of September 30, 2017.

The accompanying notes to financial statements are an integral part of this report.

SCHEDULE 2.

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at September 30, 2017

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through Industrial and Commercial Bank of China on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

Quattro M Securities Inc.
Exemption Report
September 30, 2017

Quattro M Securities Inc. asserts, to its best knowledge and belief, the following:

(1) Quattro M Securities Inc., claims an exemption from § 240.15c3-3 under section *(k)(2)(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Quattro M Securities Inc. has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Quattro M Securities Inc.

[signature]

Date: December 15, 2017

48629 FINRA SEP
QUATTRO M SECURITIES INC
735 RIDGEFIELD RD
WILTON CT 06897-1428

General assessment payment for the first half of the fiscal year (item 2e from page 2) .5327.

Less prior year overpayment applied as reflected on SIPC-7 if applicable

2. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

Total assessment and interest due 5327.

PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as C above) 5327.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M SECURITIES

(Authorized Signature)

PRESIDENT

Dated the 26 day of JANUARY, 20 17

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ ______
Received

Disposition of exceptions:

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

#15

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48829 FINRA SEP
QUATTRO M SECURITIES INC
735 RIDGEFIELD RD
WILTON CT 06897-1428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2i from page 2) $ 7912

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (5327)
4/27/17
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) ( )

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2585

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 2585

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quattro M. Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of Oct, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder of
Quattro M Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2017, which were agreed to by Quattro M Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017, with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
December 15, 2017

Nawrocki Smith LLP